

Mail Stop 3561

December 8, 2016

Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece

> **Re:** **Euroseas Ltd.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-3**
> **Filed November 23, 2016**
> **File No. 333-208305**

Dear Mr. Pittas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 10

1. Please identify each of the natural persons who exercise voting power and dispositive power over the shares of common stock held by Friends Investment Company, Inc. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Lawrence Rutkowski, Esq.
        Seward & Kissel LLP